767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

February 19, 2021

VIA EDGAR TRANSMISSION

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Austerlitz Acquisition Corporation I

Amendment No. 1 to Registration Statement on Form S-1

Filed February 16, 2021

File No. 333-252932

Ladies and Gentlemen:

On behalf of our client, Austerlitz Acquisition Corporation I, a Cayman Islands exempted company (the “Company”), we submit this letter in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 18, 2021, relating to Amendment No. 1 to the Registration Statement on Form S-1 of the Company (File No. 333-252932), filed with the Commission on February 16, 2021 (the “Registration Statement”). In connection with such response, we will be filing, electronically via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement. If requested, we will send to the Staff courtesy copies of Amendment No. 2, including copies marked to show the changes effected by Amendment No. 2. The changes reflected in Amendment No. 2 include those made in response to the Staff’s comment and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below is the Company’s response to the Staff’s comment. For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response.

Amendment No. 1 to Registration Statement on Form S-1, filed February 16, 2021

Index to Financial Statements, page F-1

Securities and Exchange Commission

February 19, 2021

1.

We note your response to our prior comment 2. Please revise to include the audited partial interim financial information in a subsequent event footnote to the audited December 31, 2020 financial statements, as we continue to question why audited partial interim financial statements through January 4, 2021 are appropriate.

The Company acknowledges the Staff’s comment and has removed the audited partial interim financial information from the body of the S-1 and the financial statements and has instead included this information in a subsequent event footnote to the December 31, 2020 financial statements.

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Please contact the undersigned at (212) 310-8971 if you have any questions or need further information.

Sincerely yours,

/s/ Alexander Lynch
Alexander Lynch

cc:	Michael L. Gravelle

General Counsel and Corporate Secretary

Austerlitz Acquisition Corporation I

Frank Knapp

Shannon Menjivar

Jonathan Burr

Maryse Mills-Apenteng

Securities and Exchange Commission